UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CalEthos, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

91678P203

(CUSIP Number)

Sean Paul Fontenot

1202 Walnut Avenue

Long Beach, CA 90813

(714) 855-8100

(Name, address and telephone number of person

authorized to receive notices and communications)

Copies to:

Eric M. Hellige, Esq.

c/o Pryor Cashman LLP

7 Times Square, 40th Floor

New York, NY 10036

Tel: (212) 326-0846

November 28, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Sean Paul Fontenot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 11,526,438 Shares (1)
	8	SHARED VOTING POWER: 0 Shares
	9	SOLE DISPOSITIVE POWER: 11,526,438 Shares (1)
	10	SHARED DISPOSITIVE POWER: 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,526,438 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 8,576,438 shares of Common Stock, par value $0.001 per share (the “Common Stock”), of the Issuer (as defined in Item 1); (ii) 2,200,000 shares of Common Stock issuable upon the exercise of warrants to purchase 2,200,000 shares of Common Stock (the “Warrants”) that were granted to the Reporting Person (as defined in Item 2) by the Issuer; and (iii) 750,000 shares of Common Stock issuable upon exercise of vested stock options (the “Options”) granted under the Issuer’s 2021 Equity Incentive Plan (the “Plan”). Of the securities reported herein, the outstanding shares of Common Stock and the Warrants are owned directly by Nanosha Investments LLC (“Nanosha”), a company of which Mr. Fontenot is the managing member. Mr. Fontenot may be deemed to beneficially own the securities of the Issuer held by Nanosha, but disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)	Based on 25,330,540 Shares issued and outstanding as of February 28, 2024 as reported in the Issuer’s Current Report on Form 8-K, filed with the United States Securities and Exchange Commission on March 12, 2024 (the “Form 8-K”), and includes 2,200,000 shares of Common Stock issuable upon the exercise of the Warrants, plus 750,000 shares of Common Stock issuable upon the exercise of the Options granted to Mr. Fontenot under the Plan.

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Item 1. Security and Issuer

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of CalEthos, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive office is located at 11753 Willard Avenue, Tustin, CA 92782.

Item 2. Identity and Background

(a) This statement is being filed by Sean Paul Fontenot (the “Reporting Person”).

(b) The Reporting Person’s address is 1202 Walnut Avenue, Long Beach, CA 90813.

(c) The Reporting Person is a member of the Board of Directors of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

On September 15, 2021, the Issuer accepted a Subscription Agreement (the “Subscription Agreement”) from Nanosha Investments LLC, a company controlled by Mr. Fontenot (“Nanosha Investments”), pursuant to which the Issuer sold to Nanosha Investments for a purchase price of $3,500,000 an OID Convertible Promissory Note in the principal amount of $3,850,000 (the “Note”) and a Series A stock purchase warrant (the “Series A Warrant”) to purchase up to 1,540,000 shares of Common Stock. On December 6, 2023, Nanosha Investments received 8,576,438 shares of Common Stock in consideration for the exchange of the outstanding Note and Series A Warrant.

On November 28, 2023, the Warrants to purchase 2,000,000 shares of Common Stock were granted to Nanosha Investments as compensation for the Reporting Person serving as a director of the Issuer. On November 28, 2023, the Options were granted by the Issuer to the Reporting Person as compensation for the Reporting Person serving as a director the Issuer.

On February 12, 2024, Warrants to purchase 200,000 shares of Common Stock were granted to Nanosha Investments as partial consideration for a loan granted to the Issuer by Nanosha Investments.

Item 4. Purpose of Transaction

The Reporting Person is filing this statement to report that he has received the Warrants and the Options as provided in Item 3 above. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, he has no present intention of doing so.

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Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on 25,330,540 shares of Common Stock issued and outstanding as of February 28, 2024 as reported in the Issuer’s Form 8-K, and includes 2,200,000 shares of Common Stock issuable upon the exercise of the Warrants, plus 750,000 shares of Common Stock issuable upon the exercise of the Options granted to Mr. Fontenot under the Plan.

(a) Aggregate number of shares beneficially owned: 11,526,438

Percentage: 40.8%

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 11,526,438

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 11,526,438

(iv) Shared power to dispose or to direct the disposition of: 0

(c) Transactions effected during the past sixty days:

Other than pursuant to the transactions described in this statement, the Reporting Person has not acquired or disposed of any shares of Common Stock during the past sixty days.

(d) Right to dividends or proceeds of sale: None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sean Paul Fontenot

Dated: March 14, 2024	By:	/s/ Sean Paul Fontenot
Sean Paul Fontenot

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